UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For June 3, 2006.

Commission File Number 1-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on June 3, 2006.

Amsterdam • 3 June 2006

ING agrees to sell Williams de Broë to Evolution

ING Group announced today that an agreement has been reached between ING Belgium and Evolution Group Plc to sell its U.K. brokerage unit Williams de Broë Plc for GBP 15 million (EUR 22 million). The transaction has received preliminary regulatory approvals and will take immediate effect.

The sale is part of ING Group’s strategy to focus on core businesses. Bank Brussels Lambert originally bought a majority stake in Williams de Broë in 1986, and BBL was acquired in turn by ING Group in 1998. For ING Group, the transaction is expected to result in a loss of approximately EUR 20 million after tax, to be booked in the second quarter. The transaction will have no significant impact on the financial ratios of ING Group or its banking operations.

Williams de Broë is one of the U.K.’s oldest financial firms, with more than 135 years’ experience in stock broking and advisory for corporate, institutional and private clients. The company offers corporate finance advisory, stock broking and listing services, institutional trading, research and sales, private client investment and fund management services. Williams de Broë is based in London, with offices in Birmingham, Leeds, Guildford, Edinburgh and Geneva, and has about 250 employees.

Press enquiries: Louise van Heel, ING Belgium +32 2 547 2449, louise.vanheel@ing.be Dorothy Hillenius, ING Group +31 20 541 6522, dorothy.hillenius@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

Certain of the statements contained in this press release are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: June 3, 2006